FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:   June 2013

Commission File Number:                 01-15016

NORDION INC. (Translation of registrant's name into English)
447 March Road Ottawa, Ontario Canada K2K 1X8 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDION INC.

Date: June 5, 2013	By:	/s/ Grant Gardiner
Grant Gardiner
Title: Senior Vice President, General Counsel & Corporate Secretary

Documents Included as Part of this report:

No.	Document
1	Nordion Inc. - Interim Financial Statements for the Second Quarter ended April 30, 2013
2	Nordion Inc. - Interim Management's Discussion and Analysis for the Second Quarter ended April 30, 2013
3	Nordion Inc. - Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
4	Nordion Inc. - Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)